December 19, 2006

Mail Stop 4561

Mr. Donald K. Daniel
Principal Accounting Officer
National Health Realty, Inc.
100 Vine Street, Suite 1402
Murfreesboro, TN 37130

Re: National Health Realty, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 8, 2006
        File No. 1-13487

Dear Mr. Daniel:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Steven Jacobs
                                Accounting Branch Chief